TOMRA®

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington, D.C. 20549
U.S.A.

Asker, 17 October 2007

SUPPL

Dear Sir/Madam,

Please find enclosed copies of recent stock exchange announcements by Tomra Systems ASA. The information is furnished as part of our ongoing obligations pursuant to Rule 12g3-2(b).

Best regards

Ragnhild Ringheim
Investor Relations Coordinator
Tomra Systems ASA
P.O. Box 278
N-1372 Asker
Norway

10/30

16.10.2007 16:32:32 Marked=OB Utsteder=Tomra Systems ASA **THIRD QUARTER 2007 RESULTS** delårsresultat

Revenues of 861 MNOK (1068 MNOK in third quarter 2006)
Operating profit of 130 MNOK (194 MNOK in third quarter 2006)
Cash flow from operations of 83 MNOK (121 MNOK in third quarter 2006)
Organic growth adjusted for currency effects outside Germany of 17%

Collection Technology - Deposit Solutions
Revenues in the segment equaled 426 MNOK in third quarter 2007, a decrease of 34 percent versus last year as a result of lower machine sales to Germany.
The gross margin is about to come back to pre-Germany levels, and was 45 percent in third quarter. Operating profit decreased from 146 MNOK in third quarter 2006 to 100 MNOK in 2007.

Material Handling
Revenues in the third quarter 2007 increased by 11 percent to 52.3 MUSD. The revenue increase measured in NOK was 2 percent or 301 million. The gross margin in third quarter 2007 was 22%, down from 24% last year. Operating profit in the quarter is flat in USD, but down 3 million measured in NOK.

Industrial Processing Technology
Third quarter 2007 showed 128 MNOK in revenues, up 1 million from third quarter 2006. The limited growth in the quarter was due to the timing of some large projects and a low order book at the start of the quarter. Last year`s third quarter operating profit of 20 MNOK decreased to 14 MNOK in third quarter 2007. Costs in the segment increased because of higher activities within the recognitions and sorting business, in preparation for future growth.

Collection Technology - Non-Deposit Solutions
In the third quarter 2007 TOMRA booked 6 MNOK in revenues in this segment compared to 0 MNOK in 2006. The loss in third quarter 2007 was 19 MNOK compared to 10 MNOK third quarter 2006. Financial performance is improving compared to second and first quarter this year.

Asker, 16 October 2007
Tomra Systems ASA

TOMRA®

THIRD QUARTER 2007

Highlights from third quarter 2007 include:

- Revenues of 861 MNOK (1068 MNOK in third quarter 2006)
- Organic growth of 17% in third quarter (Excluding Germany and currency effects)
- Operating profit of 130 MNOK (194 MNOK in third quarter 2006)
- Cash flow from operations of 83 MNOK (121 MNOK in third quarter 2006)
- Strong performance in Nordic RVM markets

CONSOLIDATED FINANCIALS

Revenues in the third quarter 2007 amounted to 861 MNOK, down 19 percent from 1068 MNOK in third quarter last year. Organic growth excluding the RVM business in Germany and currency effects was 17 percent compared to third quarter 2006.

Gross margin equaled 38 percent in the quarter, which is up from 35 percent in the corresponding period in 2006. Operating profit in the quarter equaled 130 MNOK versus 194 MNOK in the third quarter last year. The decline was due to decrease in sales of reverse vending machines to Germany from an extraordinary high level in third quarter 2006.

Cashflow from operations in the third quarter equaled 83 MNOK. TOMRA purchased during third quarter 2007 1,985,500 own shares, which influenced cashflow from financing negatively with 84 MNOK.

SEGMENT REPORTING

Collection Technology – Deposit Solutions

Revenues in the segment equaled 426 MNOK in third quarter 2007, a decrease of 34 percent versus last year as a result of lower machine sales to Germany. The gross margin is about to come back to pre-Germany levels, and was 45 percent in third quarter 2007, up from 38 percent in third quarter 2006. Operating profit decreased from 146 MNOK in third quarter 2006 to 100 MNOK in 2007. Operating expenses were down 2 MNOK from third quarter 2006.

Figures in NOK million	3q07	3q06	9m07	9m06
Revenue	426	645	1228	1804
- Nordic	*142*	*88*	*405*	*282*
- Central Europe	*197*	*453*	*571*	*1238*
- US East & Canada	*85*	*104*	*250*	*284*
- Rest of the world	*2*	*-*	*2*	*-*
Gross contribution	194	242	545	753
- in %	*45%*	*38%*	*44%*	*42%*
Operating expenses	94	96	302	312
Operating profit	100	146	243	441
- in %	*23%*	*22%*	*20%*	*24%*

Europe

Revenues in Europe equaled 339 MNOK in the third quarter 2007, down 37 percent versus third quarter last year. Adjusted for currency fluctuations, the decrease was 36 percent.

Nordic had a strong quarter with revenue growth of 61% compared to third quarter last year, fueled by the high activity in Finland related to the implementation of deposit on one-way containers from 1 January 2008. The strong demand is expected to continue into fourth quarter 2007, but as some of this volume is of a one-time nature, the Finnish volumes are expected to decline during 2008.

TOMRA installed 550 new machines in Germany in the third quarter 2007 compared to 2,300 machines in the third quarter last year. Year-to-date Tomra has installed 1,450 machines and the run rate indicates that we will install approximately 2,000 machines in Germany in 2007.
TOMRA receives positive feedback from its customers on the equipments performance, and according to TOMRA's market intelligence, we are currently installing 70%-80% of all new reverse vending machines in Germany. Increased efficiency in the German service operations is impacting margins positively.

TOMRA is experiencing continued growth in the service business of RVMs in all material European markets.

In third quarter, TOMRA maintained its markets position.

US East & Canada

Revenues in US East and Canada equaled 14.8 MUSD in third quarter 2007. This is down 10 percent from third quarter 2006. Revenues measured in NOK were 85 million, down from 104 million in third quarter 2006. The decline is caused by a reduction in revenues from machine sales as last year was a particular strong sales placement year.
TOMRA received an order for 150 T-63 machines to a major New England retailer for installation during fourth quarter 2007. The order is an operating lease and represents the first major replacement of TOMRAS's T-X2 product line.

Material Handling

Revenues in the third quarter 2007 increased by 11 percent to 52.3 MUSD. The revenue increase measured in NOK was 2 percent or 301 million. The gross margin in third quarter 2007 was 22%, down from 24% last year. Operating profit in the

quarter is flat in USD, but down 3 million measured in NOK.

Figures in NOK million	3q07	3q06	9m07	9m06
Revenue	301	296	819	755
- US East & Canada	*133*	*144*	*360*	*381*
- US West	*168*	*152*	*459*	*374*
Gross contribution	67	72	166	166
- in %	*22%*	*24%*	*20%*	*22%*
Operating expenses	28	30	88	91
Operating profit	39	42	78	75
- in %	*13%*	*14%*	*9%*	*10%*

US East & Canada

Revenues increased by 1 percent to 23.1 MUSD in the quarter. Margins in third quarter 2007 were in line with third quarter 2006, and up from previous quarters in 2007 due to higher margins on material marketing.

US West

The Californian operations experienced a revenue increase of 21 percent to 29.2 MUSD in third quarter. The main driver behind the growth is an increase in commercial volume which accounts for 2.6 MUSD. Increased volumes going through TOMRA's own sites generated an additional 2.5 MUSD in revenues. Margins were negatively influenced by higher mix of PET volume collected at our sites and higher commercial volumes, both of which have lower margins.

Industrial Processing Technology

Third quarter 2007 showed 128 MNOK in revenues, up 1 million from third quarter 2006.
The limited growth in the quarter was due to the timing of some large projects and a low order book at the start of the quarter.
Last year's third quarter operating profit of 20 MNOK decreased to 14 MNOK in third quarter 2007. Costs in the segment increased because of higher activities within the recognitions and sorting business, in preparation for future growth.

Figures in NOK million	3q07	3q06	9m07	9m06
Revenue	128	127	457	349
- Nordic	*18*	*14*	*64*	*43*
- Central Europe & UK	*49*	*64*	*207*	*195*
- Rest of Europe	*28*	*27*	*78*	*55*
- US East & Canada	*6*	*10*	*24*	*18*
- US West	*4*	*-*	*14*	*-*
- Rest of World	*23*	*12*	*70*	*38*
Gross contribution	63	63	232	168
- in %	*49%*	*50%*	*51%*	*48%*
Operating expenses	49	43	155	113
Operating profit	14	20	77	55
- in %	*11%*	*16%*	*17%*	*16%*

Recognition & sorting platform

After a very strong start of the year driven by higher demand for TiTech scanners, third quarter was, as previously communicated, weaker.
A strong order book at the end of the quarter confirms however, that the growth potential in the unit remains unchanged. Growth is driven by favourable regulatory environment, increased acceptance for automated sorting solutions, as well as increased sales resources.

Volume reduction platform

The positive development within Orwak continues, both in respect of revenues as well as margins.

The restructuring of Presona that was completed in second quarter 2007 so far seems successful. The performance of this unit is now improving month by month.

Further synergies with TOMRA's RVM business are currently being explored.

Collection Technology – Non-Deposit Solutions

In the third quarter 2007 TOMRA booked 6 MNOK in revenues in this segment compared to 0 MNOK in 2006. The loss in third quarter 2007 was 19 MNOK compared to 10 MNOK third quarter 2006. Financial performance is improving compared to second and first quarter this year.

Figures in NOK million	3q07	3q06	9m07	9m06
Revenue	6	-	38	3
- Central Europe&UK	*4*	-	*33*	-
- Rest of World	*2*	-	*5*	*3*
Gross contribution	(2)	(1)	(13)	(2)
- in %	-	-	-	-
Operating expenses	17	9	59	37
Operating profit	(19)	(10)	(72)	(39)

The UK

After a pause in the rollout of TRCs at TESCO's parking lots, installation recommences in fourth quarter 2007, though at a slower pace than previously communicated, mainly related to delays in getting sites ready for installation.
Each of the 27 centers already installed process on average 250,000 objects per month and 20% of the centers process more than 500,000 objects. As a consequence of consumer acceptance, the volumes are much higher than initially expected, but the material mix is not favorable for TESCO, with too much low value (e.g. paper) and non-recyclable material received and emptying costs are currently too high. Reducing this cost will be the prime focus in the coming months. TOMRA and TESCO

are jointly seeking solutions such as adapted configurations, rebranding of the centers, education of the consumers and changing the incentive systems. Not accepting non-recyclables through introduction of reject functionality may also be an alternative. Some centers will also be refurbished, creating space for more recyclables and streamlining the logistics around them, by potentially removing the paper section.
TOMRA is also exploring smaller machines with TESCO, evaluating the potential for a down-scaled solution for other outlets than the supercenters, where the TRCs are being installed today.

Other markets
The market outlook for the non-deposit segment remains positive;

In Japan consumers and municipalities as well as retailers are buying into TOMRA's concept. Volumes going through the machines are solid and increasing quarter by quarter. TOMRA has also started to install RVMs in canteens, exploring the opportunities within this new segment.

In third quarter TOMRA also received commercial orders and initiated pilots for RVM based solutions in non-deposit countries such as Greece, Bulgaria, Mexico and South-Korea. Although each of these orders are small, they indicate the potential within this segment.
Discussions around more Automated Recycling Center (ARC) pilots are developing positively, and TOMRA is optimistic regarding the outlook for signing new pilot agreement during fourth quarter 2007.
The non-deposit segment is still in an investment phase and, consequently, we anticipate further losses to be reported in 2008, albeit not as material as in 2007. Breakeven should be achieved by the end of 2009.

CURRENCY AND COMMODITY EXPOSURE

With only ~3% of revenues nominated in NOK, but with a significant NOK cost base, TOMRA is exposed to fluctuations in currencies given its reporting in NOK. As a rule of thumb, an increase/decrease in NOK towards all other currencies with 1%, will decrease/increase our operating profit with 2%. Out of this effect comes 55% from EURO, 35% from USD and the remaining 10% from other currencies.

At the end of third quarter 2007, the USD is 9% below the average rate for 2007 and 15% below the average rate for 2006. The same percentages for the EURO are 4% and 4%.

Under the current businessmodel, TOMRA takes ownership to the beverage containers collected in California. Therefore we are exposed to fluctuations in the aluminum price. On average, an increase/decrease in LME of USD100 per metric ton, will increase/decrease operating profit of 0.8-1.0 MUSD per year.
Spot LME per end of third quarter 2007 was $2440/ton, down 10% compared to an average LME to date in 2007 of $2703/ton. If LME stays at current level during 2008, it will adversely impact the Groups operating profit by around 2.5 MUSD/yr.

SHARES AND SHAREHOLDERS

The total number of shares outstanding at the end of third quarter 2007 was 164,690,217, including 7,392,914 treasury shares held by TOMRA. The total number of shareholders increased from 9,729 at the end of second quarter 2007 to 9,933 at the end of third quarter. 57.3 percent of TOMRA's shareholders were Norwegian residents.

TOMRA's share price decreased from NOK 51.70 to NOK 39.00 during third quarter 2007. The number of shares traded at the Oslo Stock Exchange in the third quarter 2007 was 105 million shares compared to 185 million in third quarter 2006.

Asker, 16 October 2007

The Board of Directors
TOMRA SYSTEMS ASA

Jan Chr. Opsahl Chairman of the Board	Amund Skarholt President & CEO

FINANCIAL STATEMENT – THIRD QUARTER 2007

INCOME STATEMENT (Figures in NOK million)	3rd quarter 2007	3rd quarter 2006	Accumulated 30 September 2007	Accumulated 30 September 2006	Full year 2006
Operating revenues	861.3	1068.0	2542.3	2910.8	3965.0
Cost of goods sold	516.1	674.2	1557.9	1766.2	2452.5
Depreciations/write-down	19.3	17.8	54.4	59.3	79.7
Gross contribution	*325.9*	*376.0*	*930.0*	*1085.3*	*1432.8*
Operating expenses	174.3	159.6	550.8	501.2	684.0
Depreciations/write-down	21.3	22.3	65.2	63.9	93.8
Operating profit	*130.3*	*194.1*	*314.0*	*520.2*	*655.0*
Net financial income	(5.3)	(4.8)	(11.6)	(2.1)	1.2
Profit before taxes	*125.0*	*189.3*	*302.4*	*518.1*	*656.2*
Taxes	42.5	62.5	102.8	171.0	216.3
Net profit for the period	82.5	126.8	*199.6*	*347.1*	*439.9*
Minority interest	(4.0)	(3.8)	(9.1)	(9.8)	(12.7)
Earnings per share (NOK)	*0.49*	*0.71*	*1.18*	*1.94*	*2.48*

BALANCE SHEET (Figures in NOK million)	30 September 2007	30 September 2006	31 Dec. 2006
ASSETS			
Intangible assets	738.4	828.8	775.8
Leasing equipment	85.7	133.6	117.9
Other fixed assets	574.4	651.1	632.9
Inventory	541.3	602.7	524.5
Short-term receivables	944.7	1037.6	972.6
Cash and cash equivalents	85.7	15.1	286.4
TOTAL ASSETS	*2970.2*	*3268.9*	*3310.1*
LIABILITIES & EQUITY			
Paid-in capital	1575.5	1588.9	1582.7
Retained earnings	17.7	579.6	388.9
Minority interests	55.7	81.4	65.8
Deferred taxes	20.1	18.8	19.8
Long-term interest-bearing liabilities	458.7	15.0	372.3
Short-term interest-bearing liabilities	36.5	8.1	7.8
Other liabilities	806.0	977.1	872.8
TOTAL LIABILITIES & EQUITY	*2970.2*	*3268.9*	*3310.1*

CASH FLOW STATEMENT (Figures in NOK million)	3rd Quarter 2007	3rd Quarter 2006	Accumulated 30 Sept 2007	Accumulated 30 Sept 2006	Full year 2006
Profit before taxes	125.0	189.3	302.4	518.1	656.2
Changes in working capital	(72.4)	(48.1)	(120.3)	(419.0)	(339.2)
Other operating changes	30.8	(20.2)	30.6	(6.7)	29.1
Total cash flow from operations	83.4	121.0	212.7	92.4	346.1
Total cash flow from investments	(32.1)	(70.5)	(104.9)	(234.1)	(252.4)
Cashflow from repurchase of shares	(84.2)	(123.5)	(331.8)	(143.8)	(415.4)
Dividend paid out	-	-	(64.7)	(60.9)	(60.9)
Other cashflow from financing	34.5	(53.2)	101.9	(131.9)	176.0
Total cash flow from financing	(49.7)	(176.7)	(294.6)	(336.6)	(300.3)
Total cash flow for period	*1.6*	*(126.2)*	*(186.8)*	*(478.3)*	*(206.6)*
Exchange rate effect on cash	(8.6)	12.9	(13.9)	2.0	1.6
Opening cash balance	92.7	128.4	286.4	491.4	491.4
Closing cash balance	85.7	15.1	85.7	15.1	286.4

FINANCIAL STATEMENT – THIRD QUARTER 2007
(Continued)

EQUITY	3rd Quarter		Accumulated 30 Sept		Full Year
(Figures in NOK million)	2007	2006	2007	2006	2006
Opening balance	*1698.7*	*2117.6*	*1971.6*	*2165.9*	*2165.9*
Net profit	78.5	123.0	190.5	337.3	427.1
Translation difference	(99.8)	63.1	(166.2)	(32.7)	(82.1)
Equity settled transactions	0.0	0.0	(6.2)	(93.8)	(63.0)
Other equity adjustments	0.0	(11.7)	0.0	(3.5)	0.0
Dividend paid	0.0	0.0	(64.7)	(60.9)	(60.9)
Net purchase of own shares	(84.2)	(123.5)	(331.8)	(143.8)	(415.4)
Closing balance	*1593.2*	*2168.5*	*1593.2*	*2168.5*	*1971.6*

INTERIM RESULTS	3rd Quarter 2007	2nd Quarter 2007	1st Quarter 2007	4th Quarter 2006	3rd Quarter 2006
Operating revenues (MNOK)	861.3	887.1	793.9	1054.2	1068.0
EBITDA (MNOK)	170.9	150.6	112.1	185.1	234.2
Operating profit (MNOK)	130.3	111.1	72.6	134.8	194.1
Sales growth (year-on-year) (%)	(19.4)	(13.1)	(3.5)	56.2	66.5
Gross margin (%)	37.8	36.2	35.6	33.0	35.2
Operating margin (%)	15.1	12.5	9.1	12.8	18.2
EPS (NOK)	0.49	0.42	0.27	0.54	0.71
EPS (NOK) fully diluted	0.49	0.42	0.27	0.54	0.71

NOTES:

The 2007 and 2006 financial figures have been prepared and presented based upon International Financial Reporting Standards (IFRS). This quarterly report has been prepared in accordance with IAS34, and in accordance with the principles used in the annual accounts for 2006. The quarterly figures do not however include all information required for a full annual financial statement of the Group and should be read in conjunction with the annual financial statement for 2006. The quarterly figures have not been audited. The quarterly reports require management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ form these estimates. The significant judgments made by management in preparing these condensed consolidated interim financial statements in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ending 31 December 2006.

Revenue recognition: Revenues from sales and sales-type leases of the company's products are generally recognized at the time of installation. Revenues from service contracts and operating leases of the company's products are recognized over the duration of the related agreements. Other service revenues are recognized when services are provided.

Use of financial instruments: The Group does not apply hedge accounting in accordance with IAS39 on any contracts as of 30 Sept 2007.

Seasonality: The Material Handling operations, and to some extent the US Collection Technology operations, are influenced by seasonality. The seasonality mirrors the beverage consumption pattern in the US, which normally is higher during the summer (2Q and 3Q) than during the winter (1Q and 4Q).

Financial exposures: TOMRA is exposed to currency risk, as only ~3% of its income is nominated in NOK. A strengthening/weakening of NOK toward other currencies of 10% would normally decrease/increase operating profit with 15-25%.

Commodity exposures: TOMRA are exposed to the change in commodity prices. Most important are aluminum, where a USD100 change in the LME will have an USD 800,000 to 1,000,000 effect on operating profit per year.

Segment reporting: TOMRA has divided its primary reporting format into four business segments: Collection Technology – Deposit Solutions, Material Handling, Industrial Processing Technology and Collection Technology – Non-Deposit Solutions. In addition, the corporate overhead costs are reported in a separate column. The split is based upon the risk- and return profile of the Group's different activities; also taking into consideration TOMRA's internal reporting structure.

- Collection Technology - Deposit Solutions consists of the sale, lease and servicing of RVMs to retail stores in Europe and North America plus related data management systems, which monitor container collection volumes and related cash flows.
- Material Handling consists of pick-up, transportation and processing of empty beverage containers on behalf of beverage producers/fillers on the US East Coast and in Canada. In addition, this segment includes the collection activities in California, where TOMRA owns and operates a number of collection centers outside retail stores.
- Industrial Processing Technology consists of TiTech Visionsort and CommoDaS, which provide advanced optical sorting systems, and Orwak Group, a leading provider of compaction solutions for recyclables such as cardboard, paper and plastic.
- Collection Technology – Non-Deposit Solutions consist of general business development activities and projects in e.g. Japan and UK. The segment includes activities related to the Tomra Recycling Center (TRC), a fully automated low cost recycling center for non-deposit markets.
- Group Functions consist of costs related to corporate functions at TOMRA's headquarters.

Assets and liabilities are distributed on the different business segments, except for cash, interest-bearing debt and tax-positions, which are allocated to Group Functions. There are no material segment revenues from transactions with other segments.

APPENDIX: SEGMENT FINANCIALS

SEGMENT	**Collection Technology – Deposit Solutions**		**Material Handling**		**Industrial Processing Technology**		**Collection Technology – Non-Deposit Solutions**		**Group Functions**		**Total**	
(Figures in NOK millions)	**3rd Quarter**		**3rd Quarter**		**3rd Quarter**		**3rd Quarter**		**3rd Quarter**		**3rd Quarter**	
	2007	**2006**	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**
Revenues	426	645	301	296	128	127	6	-	-	-	861	1068
- Nordic	*142*	*88*	-	-	*18*	*14*	-	-	-	-	*160*	*102*
- Central Europe & UK	*197*	*453*	-	-	*49*	*64*	4	-	-	-	*250*	*517*
- Rest of Europe	-	-	-	-	*28*	*27*	-	-	-	-	*28*	*27*
- US East & Canada	*85*	*104*	*133*	*144*	*6*	*10*	-	-	-	-	*224*	*258*
- US West	-	-	*168*	*152*	*4*	-	-	-	-	-	*172*	*152*
- Rest of World	*2*	-	-	-	*23*	*12*	*2*	-	-	-	*27*	*12*
Gross contribution	194	242	67	72	63	63	(2)	(1)	-	-	322	376
- in %	*45%*	*38%*	*22%*	*24%*	*49%*	*50%*	-	-	-	-	*37%*	*35%*
Operating profit	100	146	39	42	14	20	(19)	(10)	(4)	(4)	130	194
- in %	*23%*	*22%*	*13%*	*14%*	*11%*	*16%*	-	-	-	-	*15%*	*18%*

SEGMENT	**Collection Technology – Deposit Solutions**		**Material Handling**		**Industrial Processing Technology**		**Collection Technology – Non-Deposit Solutions**		**Group Functions**		**Total**	
(Figures in NOK millions)	**Accumulated 30 Sept**		**Accumulated 30 Sept**		**Accumulated 30 Sept**		**Accumulated 30 Sept**		**Accumulated 30 Sept**		**Accumulated 30 Sept**	
	2007	**2006**	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**
Revenues	1228	1804	819	755	457	349	38	3	-	-	2542	2911
- Nordic	*405*	*282*	-	-	*64*	*43*	-	-	-	-	*469*	*325*
- Central Europe & UK	*571*	*1238*	-	-	*207*	*195*	33	-	-	-	*811*	*1433*
- Rest of Europe	-	-	-	-	*78*	*55*	-	-	-	-	*78*	*55*
- US East & Canada	*250*	*284*	*360*	*381*	*24*	*18*	-	-	-	-	*634*	*683*
- US West	-	-	*459*	*374*	*14*	-	-	-	-	-	*473*	*374*
- Rest of World	*2*	-	-	-	*70*	*38*	*5*	*3*	-	-	*77*	*41*
Gross contribution	545	753	166	166	232	168	(13)	(2)	-	-	930	1085
- in %	*44%*	*42%*	*20%*	*22%*	*51%*	*48%*	-	-	-	-	*37%*	*37%*
Operating profit	243	441	78	75	77	55	(72)	(39)	(12)	(12)	314	520
- in %	*20%*	*24%*	*9%*	*10%*	*17%*	*16%*	-	-	-	-	*12%*	*18%*
Assets	1375	1688	668	727	715	688	68	18	144	148	2970	3269
Liabilities	506	579	68	80	143	135	17	5	587	220	1321	1019

Helping the world recycle

TOMRA



le world recycle

www.tomra.com

Third Quarter 2007

TOMRA SYST…

Financial highlights – Profit and loss statement

Figures in NOK million	3Q 2007	3Q 2006	YTD 2007	YTD 2006
Revenues	861	1068	2542	2911
• Collection Technology, Deposit Solutions	426	645	1228	1804
• Material Handling	301	296	819	755
• Industrial Processing Technology	128	127	457	349
• Collection Technology, Non-Deposit Solutions	6	0	38	3
Gross contribution	*322*	376	*930*	1085
Gross margin	*37%*	*35%*	*37%*	*37%*
Operating expenses	192	182	616	565
Operating profit	*130*	194	*314*	520
Operating margin	*15%*	*18%*	*12%*	*18%*

Financial highlights - Balance sheet, cash flow and capital structure

TOMRA

Figures in NOK million	30 Sep 2007	30 Sep 2006
ASSETS	2,970	3,269
• Intangible assets	738	829
• Leasing equipment	86	134
• Other fixed assets	574	651
• Inventory	541	603
• Short-term receivables	945	1,038
• Cash and cash equivalents	86	15
LIABILITIES AND EQUITY	2,970	3,269
• Equity	1,648	2,250
• Interestbearing liabilities	495	23
• Non-interestbearing liabilities	827	996

- **Cash flow from operations**
  - 83MNOK in 3Q 2007, 121 MNOK in 3Q 2006
- **Cashflow from finance**
  - 84 MNOK spent on share buy-backs in 3Q 2007
  - 7.4 million shares bought back so far under current program obtained in December 2006

Currency exposure

TOMRA

NOTE: Rounded figures

Revenues and expenses per currency;

	EUR	USD	NOK	SEK	OTHER	TOTAL
Revenues	40 %	40 %	5 %	10 %	5 %	100 %
Expenses	30 %	35 %	20 %	10 %	5 %	100 %
EBIT	**110 %**	**75 %**	**- 100 %**	**10 %**	**5 %**	**100 %**

1% change in NOK towards other currencies will impact;

	Revenues	Expenses	EBIT
EURO	0.40%	0.30%	1.10%
USD	0.40%	0.35%	0.75%
SEK	0.10%	0.10%	0.10%
OTHER	0.05%	0.05%	0.05%
ALL	**0.95%**	**0.80%**	**2.00%**

HEDGING POLICY

- TOMRA hedge B/S items that will have P/L impact on currency fluctuations
- TOMRA only hedge future cashflows to a limited extent. Gains and losses on these hedges are recorded at the finance line

Helping the world recycle

TOMRA


T-83 HCp

Collection Technology
Deposit Solutions

Collection Technology (deposit) – Financials

TOMRA

Figures in NOK million	3Q 2007	3Q 2006	YTD 2007	YTD 2006
Revenues	426	645	1228	1804
• Nordic	142	88	405	282
• Central Europe & UK	197	453	571	1238
• US East/Canada	85	104	250	284
• Rest of the world	2	-	2	-
Gross contribution	*194*	242	*545*	753
In %	*45%*	*38%*	*44%*	*42%*
Operating expenses	94	96	302	312
Operating profit	*100*	146	*243*	441
In %	*23%*	*22%*	*20%*	*24%*

Collection Technology (deposit) - highlights

TOMRA

- Finnish PET rally continues, market share >80%. Previous estimates of 300 MNOK total opportunity confirmed
- Service revenue continues to grow in all markets
- Germany run rate at 2000 new installations yearly. Service efficiency improving
- Order for 150 T-63 received from New England retailer
- Currency in US negative with 9% in the quarter
- Competitors predictable







Helping the world recycle

TOMRA



Materials Handling

Material Handling – Financials

Figures in NOK million	3Q 2007	3Q 2006	YTD 2007	YTD 2006
Revenues	301	296	819	755
• US East/Canada	133	144	360	381
• US West (California)	168	152	459	374
Gross contribution *In %*	*67* *22%*	72 *24%*	*166* *20%*	166 *22%*
Operating expenses	28	30	88	91
Operating profit *In %*	*39* *13%*	42 *14%*	*78* *9%*	75 10%

$ currency impact: -9% in the quarter

TOMRA SYSTEMS ASA

Material Handling – Highlights

US East/ Canada

- Revenues of 23.1 MUSD, up 1% versus 2006; measured in NOK revenues equaled 133 MNOK, which is down 8%
- Margins in third quarter 2007 in line with 2006, and up from previous quarters in 2007 due to higher material marketing margins



US West (California)

- Revenues of 29.2MUSD, up 21% versus last year; 11% increase measured in NOK to 168 MNOK
- Increased volumes through TOMRAs own sites generated 2.5 MUSD in incremental revenues. Commercial volumes accounts for an addition 2.6 MUSD
- Margins negatively impacted due to higher mix of PET collected at TOMRA sights and higher commercial volumes
- LME exposure; USD100 change in LME impacts EBIT with 0.8-1.0 MUSD/year




Helping the world recycle
TOMRA

Industrial Processing Technology

Industrial Processing Technology – Financials

Figures in NOK million	3Q 2007	3Q 2006	YTD 2007	YTD 2006
Revenues	128	127	457	349
• Nordic	18	14	64	43
• Central Europe & UK	49	64	207	195
• Rest of Europe	28	27	78	55
• US/Canada	6	10	24	18
• US West	4	-	14	-
• Rest of World	23	12	70	38
Gross contribution *In %*	*63* *49%*	63 *50%*	*232* *51%*	168 *48%*
Operating expenses	49	43	155	113
Operating profit *In %*	*14* *11%*	20 *16%*	*77* *17%*	55 *16%*

Industrial Processing Technology - Order book

NOK million


160
140
120
100
80
60
40
20
0
1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07

Industrial Processing Technology – Highlights

Recognition & sorting (TiTech&CommoDaS)

- Weak quarter due to delayed timing of large projects
- Entering Q3 with low order bank, but ending Q3 with all time high
- Increased acceptance in all markets and new waste streams
- Increased focus on metal recycling and mining
- Strong performance outlook for Q4



Volume reduction (Orwak & Presona)

- Organic growth increase and margin improvement in Orwak continue
- The management changes & restructuring in Presona seem to pay off
- Synergies with TOMRA RVM business identified and being explored



Helping the world recycle


Recycling
Recycling

Collection Technology
Non-deposit Solutions

Collection Technology – (Non-deposit) Financials

Figures in NOK million	3Q 2007	3Q 2006	YTD 2007	YTD 2006
Revenues	6	-	38	3
• Central Europe & UK	4	-	33	-
• Rest of World	2	-	5	3
Gross contribution	(2)	(1)	(13)	(2)
In %	-	-	-	-
Operating expenses	17	9	59	37
Operating profit	(19)	(10)	(72)	(39)
In %	-	-	-	-

TOMRA SYSTEMS ASA
082-03334

Collection technology – (Non-deposit)

UK

- High consumer acceptance with high volumes
- Tesco continues to roll-out, but slower than previously expected
- Delays mainly related to getting sites ready for installation
- Operational efficiency on high volume centers main challenge
- Modifications and customizing ongoing
- Concepts for other store format being explored

JAPAN

- Business model being confirmed
  - Volumes, municipality/retailer/consumer acceptance

Others

- Pilots & commercial installations being done
  - Greece
  - Bulgaria
  - Mexico
  - South Korea

  } RVM based solutions
- Early stage and small volumes
- Positive development in discussions of new ARC pilots


Helping the world recycle
TOMRA
www.tomra.com
Summary

Addendum slide - Major shareholders

1	Orkla ASA	23 453 000	14,2%
2	Folketrygdfondet	9 857 900	6.0%
3	State Street Bank AN A/C Client Omnibus D	9 378 893	5.7%
4	Tomra Systems ASA	7 392 914	4.5%
5	The Northern Trust C Treaty Account	6 143 500	3.7%
6	JP Morgan Chase Bank Clients Treaty Account	4 744 547	2.9%
7	Clearstream Banking CID Dept, Frankfurt	3 013 076	1.8%
8	Ferd AS P610AK	2 900 000	1.8%
9	Danske Bank A/S 3887 Operations Sec.	2 898 514	1.8%
10	French Res Treaty CL	2 660 590	1.6%
	SUB-TOTAL	**72 442 934**	**44.0%**
	Other shareholders	**92 247 283**	**56.0%**
	TOTAL (10,199 shareholders)	**164 690 217**	**100%**
	Total foreign ownership	**70 289 101**	**42.7%**

Addendum slide - Shareholders by nationality

1	Norway	57.3%	9 440
2	Great Britain	12.2%	74
3	USA	9.0%	170
4	Sweden	3.7%	98
5	France	3.3%	20
6	Luxembourg	3.2%	35
7	Denmark	3.1%	51
8	Ireland	1.4%	15
9	Italy	0.9%	10
10	Finland	0.8%	20
	TOTAL	**94.9%**	**9 933**

03.10.2007 07:37:58 Marked=OB Utsteder=Tomra Systems ASA **PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 117,000 own shares at an average price of NOK 39.73 per share at Oslo Stock Exchange. After this transaction Tomra holds 7,575,914 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 2 October 2007
Tomra Systems ASA

02.10.2007 07:38:18 Marked=OB Utsteder=Tomra Systems ASA **PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 66,000 own shares at an average price of NOK 39.53 per share at Oslo Stock Exchange. After this transaction Tomra holds 7,458,914 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 1 October 2007
Tomra Systems ASA

27.09.2007 07:34:19 Marked=OB Utsteder=Tomra Systems ASA **PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 108,000 own shares at an average price of NOK 39.34 per share at Oslo Stock Exchange. After this transaction Tomra holds 7,392,914 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 26 September 2007
Tomra Systems ASA

26.09.2007 07:32:32 Marked=OB Utsteder=Tomra Systems ASA **PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 108,000 own shares at an average price of NOK 38.86 per share at Oslo Stock Exchange. After this transaction Tomra holds 7,284,914 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 25 September 2007
Tomra Systems ASA

25.09.2007 12:38:56 Marked=OB Utsteder=Tomra Systems ASA **INVITATION TO 3Q 2007 PRESENTATION** finansiell kalender

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TOMRA's third quarter 2007 results will be released on Tuesday 16 October 2007. The written material will be available from 16:35 CET at www.tomra.com (under the investor relations section), www.oslobors.no, www.huginonline.com and at Høyres Hus, Stortingsgaten 20 (6th floor), Oslo.

President & CEO Amund Skarholt will present the results at 16:45 CET. The presentation will be held in English and take place at Høyres Hus, Stortingsgaten 20 (6th floor), Oslo. A live broadcast of the presentation will be available on www.tomra.com and www.oslobors.no/webcast. A recorded version of the presentation will also be available after the broadcast has concluded.

Asker, 25 September 2007
Tomra Systems ASA

19.09.2007 07:35:56 Marked=OB Utsteder=Tomra Systems ASA **PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 64,000 own shares at an average price of NOK 39.09 per share at Oslo Stock Exchange. After this transaction Tomra holds 7,176,914 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 18 September 2007
Tomra Systems ASA

lenke

17.09.2007 07:35:52 Marked=OB Utsteder=Tomra Systems ASA **PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 100,000 own shares at an average price of NOK 39.42 per share at Oslo Stock Exchange. After this transaction Tomra holds 7,112,914 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 14 September 2007
Tomra Systems ASA

06.09.2007 07:38:52 Marked=OB Utsteder=Tomra Systems ASA **PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 194,000 own shares at an average price of NOK 40.22 per share at Oslo Stock Exchange. After this transaction Tomra holds 7,012,914 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 5 September 2007
Tomra Systems ASA

03.09.2007 08:13:07 Marked=OB Utsteder=Tomra Systems ASA **PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 320,000 own shares at an average price of NOK 40.02 per share at Oslo Stock Exchange. After this transaction Tomra holds 6,818,914 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 31 August 2007
Tomra Systems ASA

END